

Mail Stop 4631

August 25, 2016

Via E-Mail
John Moukas
Chief Executive Officer
BioCrude Technologies, Inc.
1255 Phillips Square, Suite 605
Montreal, Quebec, Canada H3B 3G5

> **Re: BioCrude Technologies, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 12, 2016**
> **File No. 333-211774**

Dear Mr. Moukas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2016 letter.

1. We note your response to comment two of our letter dated June 29, 2016. Please revise your registration statement to clearly state that you are registering 20,000,000 shares of common stock and remove the references to "consisting of 1 share of [y]our common stock".

2. We note your response to comment three of our letter dated June 29, 2016. The footnote on page 11 states "we are offering 20,000,000 Shares consisting of 1 share of our common stock for $1.75 per unit." Please revise to clarify that you are registering 20,000,000 shares of common stock for $1.75 per share.

Cover page

3. Please revise the cover page to state that selling shareholders will sell at the fixed price of $1.75 per share until such time as your common stock is quoted on OTCBB, and thereafter at market prices, consistent with your disclosure in the Plan of Distribution section.

4. Your calculation of net proceeds to the company per share appears to be in error, based on the offering price per share and the offering expenses per share shown in the table. Please revise.

Use of Proceeds, page 10

5. Please revise your bulleted use of proceeds in the first paragraph to include "investments in subsidiaries and/or joint ventures," as you have stated in the table and in the notes thereto.

6. In the third paragraph, please clarify what offering expenses of the selling shareholders you would expect the company to pay for that are not already included in the expenses of the offering as shown in the table.

7. We note your response to comment five of our letter dated June 29, 2016. The amount of proceeds that you characterize as expenses of the offering, which you describe in your response as "provisions for commissions to be allotted for third party incentives for the realization of the offering" appear to account for anywhere between $806,740 and $3,465,870 of proceeds, depending on the amount of the offering that is sold. Please revise your disclosure to clarify your assumptions underlying the amount of the offering expenses (10% of proceeds), clarify, if true that you have not and may not engage a broker or underwriter to assist in this offering, and disclose how you will use this portion of the proceeds of the offering if you do not engage a broker or underwriter.

8. We note your response to prior comment seven; however, it does not appear that you revised your table as indicated in your response. Please revise your table to state that the use of proceeds will be utilized for "approximately 12 months," as indicated in your response.

9. We note your response to comment nine of our letter dated June 29, 2016. The use of proceeds should present only the items for which you intend to use proceeds of the offering. It is not intended to present anticipated consolidated results of operations after the proceeds of the offering have been applied. Please remove the line item for Operational Activities.

Capitalization, page 11

10. We note your response to prior comment 11; however, it does not appear that you removed the offering proceeds from the capitalization table. We continue to believe that since this offering is on a best-efforts basis with no minimum number of shares to be sold, it is not appropriate to assume the sale of all 20,000,000 shares offered in your capitalization table. Please revise to remove the IPO and pro forma columns.

Description of Business and Properties, page 13

11. We note your response to comment 12 of our letter dated June 29, 2016. However, Nevada public records indicate that a BioCrude Technologies, Inc. was formed in 2007, which list Mr. Moukas as an officer. We also note that on February 6, 2007 a Form D filed for BioCrude Technologies Inc. formed under Nevada law uses the same CIK number as the one filed with your Form S-1. Please explain the discrepancies in your company's formation dates and why you are using the same CIK as the entity that filed the Form D in 2007.

12. We note your response to comment 13 of our letter dated June 29, 2016. We reissue our comment. Please describe the purpose of these transactions and the nature of the assets purchased.

13. We note your response to comment 14 of our letter dated June 29, 2016. We reissue our comment. Please clarify what a "Municipal Solid Waste to Energy Complex" is. For example, would this be a facility, equipment, technology suite or something else? Would it function on a standalone basis, or would it be installed, built or applied to existing landfills? As requested in comment 14, please also disclose whether the Integrated Municipal Solid Waste to Energy Complex will require the construction of facilities or equipment.

14. We note your response to comment 19 of our letter dated June 25, 2016. Please revise to provide the material terms of each of the Concession Agreement and Power Purchase Agreement. We also note that Exhibit 10.8 is only a summary of the Concession Agreements and Power Purchase Agreement. Please file the actual agreements between the parties as separate exhibits.

15. We note your response to comment 20 of our letter dated June 25, 2016. We reissue our comment in part. Please include an appropriate risk factor addressing your intellectual property protection on your product.

16. Please disclose the purpose of the issuance of the "Gratitude Stock" mentioned on page 14.

Strategies of the company, page 21

17. The disclosure beginning with the fifth paragraph appears to describe activities of BioCrude Canada, many or all of which have since been discontinued. Please revise to make clear what activities have been discontinued, and consider including a new subheading for this information that refers to prior activities of BioCrude Canada.

Website, page 22

18. Because your website contains significantly different information from the prospectus and will not be updated for another 3 to 4 months, please clarify that information on the website is not current and does not constitute part of the prospectus.

Employees, page 23

19. We note your response to comment 24 of our letter dated June 29, 2016. Please clarify whether your two executive officers are employees or consultants. We note that Mr. Moukas received a salary in 2015 and 2014. Please tell us where the amount invoiced by your executive officers and paid by you is reflected in the summary compensation table.

20. We note your response to comment 25 of our letter dated June 29, 2016 regarding your use of subcontractors. Please revise your disclosure accordingly to explain the extent to which you use subcontractors and your arrangements with lobbyists.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Plan of Operations, page 24

21. Disclosure in the first paragraph of this section suggests that with the funds raised in this offering, you will add key senior managers and technical staff over the next 12 months at a cost of approximately $8 million. This information does not appear in the Use of Proceeds section. Please reconcile.

22. We note your response to comment 26 of our letter dated June 29, 2016. Please revise to provide more concrete milestones, in terms of steps you will take and your timetable for doing so, that are necessary for you to be able to begin to generate any revenue from any of your joint ventures or complexes. For example, what steps will you take to establish the necessary joint ventures and financing? What will be involved in establishing a complex so that you can begin to generate revenue, and what would the timetable be for doing so after a joint venture and financing are in place? We also note that you mention PPAs in your Liquidity section. Please explain what the PPAs are and why you must acquire them to become operational and what steps are necessary to the acquisitions. Note that the disclosure we request in this comment is distinct from your disclosures

about how you expect to generate revenue once you are operational, which you describe under "Revenue Streams" beginning on page 24.

Liquidity and Capital Resources, page 27

23. In the paragraph that discusses disclosure in the Use of Proceeds section, please clarify how long you believe you could continue your operations without including any "projected revenues." Please also clarify what "additional websites" you refer to in this paragraph, and how their rollout impacts your ability to fund operations.

24. Disclosure in the last paragraph says that if you do not raise at least $1 million, you may not be able to implement your business plan. Please clarify how much you do need to raise to implement your business plan.

Our Management, page 29

25. We note your response to comment 30 of our letter dated June 29, 2016. We reissue our comment. Please include specific information, including the name of the business(es) where each executive was employed and the nature of their occupations, that is for the most recent five-year period. Disclosure that the officers have "more than 22 years of experience" or a "40-year background" is not responsive to the disclosure requirement.

Summary Compensation Table, page 30

26. Please note that with respect to Mr. Baran's stock awards, you must disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718, including footnote disclosure indicating all assumptions made in the valuation of the stock awards, by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See Item 402(n)(2)(v) of Regulation S-K and Instruction 1 to this Item.

Certain Relationships and Related Party Transactions, page 31

27. We note your response to comment 36. We reissue our comment in part. Please file your loan agreements or a written description of your oral contract as an exhibit to your registration statement.

Selling Stockholders, page 34

28. Please tell us if any of the stockholders that acquired shares of common stock through your grant of "Gratitude Stock" will be selling shares in this offering.

29. We note your response to comment 39 of our letter dated June 29, 2016. We reissue our comment. We note that your Chief Executive Officer and his family members are selling stockholders.

Plan of Distribution – By Our Company, page 38

30. Please identify by name the members of management who will sell the shares in this offering on behalf of the company. Please also state whether such members will rely on Exchange Act Rule 3a4-1 to avoid registration as a broker-dealer, and if so, explain how they meet the requirements of that rule.

Exhibit 5.1

31. We note that it appears that the company is not in good standing with the State of Nevada. Please tell us the impact on counsel's legal opinion that the shares are "legally issued," meaning, among other things, that the company is validly existing under the laws of the jurisdiction of its incorporation. See Staff Legal Bulletin No. 19.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction